FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, June 20, 2019

Dear Shareholder

Enel Américas S.A.

Registration in the Securities Registry N°175 of January 28, 1983

We hereby inform you:

a)            The Company’s Extraordinary Shareholders’ Meeting held on April 30, 2019, and whose minutes were recorded as a public deed on May 8, 2019, in the Santiago notary public’s office of Mr. Roberto Cifuentes Allel, agreed, amongst other issues, to increase the Company’s capital by the sum of US$3,000,000,000, through the issuance of 18,729,788,686 common registered shares with no par value, all of the same series. The excerpt of the above-mentioned public deed was registered on page 37,969, no. 19,000, of the Santiago Commercial Registry, on May 16, 2019, and was published in the Official Gazette on May 20, 2019.

b)            On June 18, 2019, the Financial Market Commission registered the issuance of 18,729,788,686 common registered shares with no par value, all of the same series for the total amount of US$ 3,000,000,000 charged to the aforementioned capital increase, in the Securities Registry under Number 1083. The deadline for the issuance, subscription and payment of these shares expires on April 30, 2020.

c)            The funds obtained with this share issue will allow the subsidiary Enel Brasil S.A. to repay the loan to Enel Finance International N.V. that replaced Enel Brasil S.A.’s debts to banks  that were associated with the acquisition of the Brazilian company Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A., as well as the restructuring of the company’s pension fund liabilities. Furthermore, Enel Americas S.A.’s balance sheet will be strengthened and its capital structure will be improved, allowing it to take advantage of investment opportunities through mergers and acquisitions and minority buyouts.

For the purposes referred to in the preceding paragraph, the part of the funds of the capital increase intended as payment of Enel Brasil S.A.’s debt to Enel Finance International N.V. may be used to pay (i) said loans and/or, if necessary, (ii) a short-term credit to be granted by one or more financiers in order to settle the payment of the outstanding debt Enel Brazil S.A. maintains with Enel Finance International N.V.

d)            Within the first pre-emptive subscription period, the 18,729,788,686 new shares registered in the Securities Registry will be offered on preferential terms to the company’s shareholders who are entitled to subscribe 0,326003960684452 new shares for each share that they have and that is registered in the Shareholders’ Registry on June 21, 2019.

The placement price of each new share shall be expressed in US dollars and shall be the amount resulting from the calculation of the weighted average price of the transactions of Enel Americas S.A.’s shares on the stock exchanges (collectively, the Santiago Stock Exchange and the Chilean Electronic Stock Exchange), corresponding to the 5 business trading days prior to the date of the beginning of the first subscription period, with a 5% discount. In order to calculate the aforementioned weighted average price, the full amount of the transactions of Enel Americas S.A.’s shares for each day shall be considered and converted to dollars according to the observed dollar exchange rate published by the Central Bank of Chile for each of these 5 trading days. The Meeting requested that it should be the Board of Directors that should calculate the placement price by applying the aforementioned formula. This way, the placement price will be indicated in the notification that shall start the first pre-emptive option, which will be published in El Mercurio newspaper on June 27, 2019.

The shares must be paid immediately at the time of the subscription, in US dollars in cash, promissory note, electronic fund transfer or any other instrument or effective representation of money and payable on demand; or alternatively in its equivalent in pesos, legal tender, according to the observed dollar exchange rate published by the Central Bank of Chile in the Official Gazette on the date of the respective cash payment, promissory note, electronic fund transfer or any other instrument or effective representation of money payable on demand.

e)            The Shareholders with the right to subscribe the shares or the assignees of the options must do so within the period of 30 days as of the date of the option, that is to say between June 27, 2019, and July 26 2019, meaning that they will renounce this right should they not subscribe the shares within that period.

f)            The pre-emptive option right is essentially waivable and transferable within the 30-day period stipulated in paragraph e) above. The transfer of options must be done through a private deed signed by the assignor and the assignee before two adult witnesses or a stockbroker or before a notary public or by public deed signed by the assignor and the assignee. The assignment will only be effective with respect to the company and third parties once it is informed to the company in view of the document that confirms the assignment and the respective certificate of the option right if the latter had been issued and withdrawn from the company.

The Company will provide the shareholders or assignees who should so request with certificates showing the pre-emptive subscription rights they have. These will be issued at the latest one business day subsequent to receiving the respective notification and may be collected at the Central Securities Depositary S.A., Securities Deposit (DCV) located at Huerfanos 770 floor 22, in the borough and city of Santiago, Monday to Thursday between 9:00 and 17:00 hours and Friday between 9:00 to 16:00 hours. Any other information related to the procedure of transfer of the right can be requested directly from the Company.

g)            The shares that are not subscribed during the first pre-emptive period and the corresponding fractions produced in the apportionment among the shareholders, will be offered for a period of 24 days in a second pre-emptive period only to those shareholders or third parties who have subscribed and paid shares issued pursuant to the capital increase during the first pre-emptive subscription period at the same price as the one offered during the first pre-emptive period and pro rata of the shares that have been subscribed and paid during the above-mentioned first pre-emptive subscription period. The beginning of the second subscription period will be communicated by letter sent

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to the domicile each shareholder registered with the Company, and via notification to be published in El Mercurio, a Santiago newspaper. The Shareholders who have subscribed and paid for shares during the first pre-emptive period may go to the company’s offices to be informed of the number of shares that they can subscribe and pay during the second pre-emptive subscription period. If a shareholder with the right to subscribe shares during the second pre-emptive period, according to what was indicated before, has not exercised his right or if he transferred his shares within the above-mentioned 24-day period, it will be understood that he renounces his right to subscribe them.

The shares that are not subscribed by the shareholders as indicated above, or those whose pre-emptive option rights are totally or partially waived, can be offered freely by the Board of Directors to shareholders and/or third parties in Chile or abroad, in opportunities and amounts deemed suitable by the Company’s  Board of Directors as of the expiry of the second pre-emptive offer or as of the moment in which the renunciation of this pre-emptive option is communicated to the company, as relevant.

These shares may not be offered to third parties at lower values or in more advantageous conditions than the ones offered under pre-emptive conditions to shareholders. In accordance with article 29 Regulations of Corporations, after 30 days as of the date of the expiration of the subscription period, the shares that are left unsubscribed may be offered by the Board of Directors to third parties under conditions and at prices different to the pre-emptive offers, provided that these offers to third parties are made on stock exchanges.

h)    Below we present the consolidated summary of the monthly amounts of the company's shares traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange:

Month	No. shares traded	Amount traded	Average price
may-18	1.412.764.182	185.909.946.111	131,59
jun-18	1.288.095.909	153.548.914.720	119,21
jul-18	1.142.438.577	128.842.135.772	112,78
aug-18	1.293.459.496	137.119.243.097	106,01
sep-18	1.175.683.284	120.292.532.390	102,32
oct-18	1.787.861.843	187.837.419.843	105,06
nov-18	1.801.601.903	200.408.652.524	111,24
dec-18	1.407.371.276	168.262.568.071	119,56
jan-19	1.873.116.780	248.659.982.427	132,75
feb-19	1.407.494.760	181.753.636.789	129,13
mar-19	1.641.513.500	193.975.723.904	118,17
apr-19	2.933.052.799	343.095.210.907	116,98
may-19	1.524.759.238	168.261.228.228	110,35

i)     These shares have been classified according to the following detail:

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Feller Rate: 1st class, level 2

Fitch: 1st class, level 1

GENERAL MANAGER

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: June 21, 2019